AMENDMENT NO. 2 TO SILVER AGREEMENT

          Agreement made as of December 10, 2008 between Silver Wheaton Corp. ("Silver Wheaton"), Elsa Reclamation & Development Company ("ERDC"), Alexco Resource Canada Corp. ("ARCC") and Alexco Resource Corp. ("Alexco").

          This agreement amends the Silver Purchase Agreement dated as of October 2, 2008, between Silver Wheaton, ERDC, ARCC and Alexco, as amended prior to the date hereof (the "Existing Silver Purchase Agreement").

          For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Definitions

In this agreement capitalized terms used but not otherwise defined herein have the meanings given to them under the Existing Silver Purchase Agreement, as amended hereby.

2.	Representations and Warranties

(1)	Each of Alexco, ERDC and ARCC hereby jointly and severally represents and warrants to Silver Wheaton that:

(a)	the representations and warranties set forth in Section 19(a) of the Existing Silver Purchase Agreement, as amended hereby, are true and correct as if made on and as of the date hereof; and

(b)	no Event of Default or event which with the giving of notice, the passage of time or both, would constitute an Event of Default, has occurred and is continuing as of the date hereof.

(2)	The representations, warranties and agreements made in Section 2(1) shall survive the execution and delivery of this agreement.

3.	Amendments

The Existing Silver Purchase Agreement is hereby amended effective the date hereof by:

(a) Section 1. Definitions

(i) deleting the defined term "Equity Contribution" in Section 1(dd) and inserting the following in place thereof:

" (dd)

“Equity Contribution” means the aggregate cost of the Initial Project, as set forth in the initial Development Plan delivered by the Owners to Silver Wheaton under Section 3(d)(i) of this Agreement, less any costs expended by or for the Owners on the Initial Project to the date of the initial Development Plan to the extent such costs are reflected in said aggregate cost), less US$35,000,000, less the available amount of Permitted Initial Project Financing, if any.";

(ii)

deleting "Bellekeno Mining Properties" from the definition of "Initial Project" and inserting "the Mine and the Mining Equipment and all other present and after-acquired personal property, used or acquired for use in connection with the Mine" in place thereof;

(iii)	inserting the following after Section 1(qqq) and renumbering the subsections that follow the new insert so that all of the subsections are in alphabetical order:

	"(rrr)	[PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]";

(iv)

deleting "the Mining Properties" at the end of the definition of "Project Assets" in Section (eeee) and inserting ", extracted from or otherwise relating to, any Mining Properties or any exploration, development, construction, mining, operation or other activity or dealing in respect thereof, including, without limitation all concentrates and metals extracted or produced therefrom" in place thereof;

(v)	inserting the following after Section 1(kkkk) and renumbering the subsections that follow the new insert so that all of the subsections are in alphabetical order:

	"(llll)	“Remediation Completion Termination” means a termination of the Subsidiary Agreement pursuant to Section 12.6(a)(ii) of the Subsidiary Agreement;"; and

(vi)	inserting the following after Section 1(aaaaa) (definition of “Subsidiary”) and renumbering the subsections that follow the new insert so that all of the subsections are in alphabetical order:

	"(bbbbb)	"Subsidiary Agreement" means the Subsidiary Agreement made as of February 7, 2006 between ERDC, Alexco, Canada and YG [PROPRIETARY

TERMS – REDACTED FOR CONFIDENTIALITY] as amended [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], as such agreement may be further amended, supplemented or otherwise modified from time to time;";

(b)	Section 3. Deposit

	(i)	inserting "and Second Tranche" in the eighth line of Section 3(a) after the words "together with the First Tranche";

	(ii)	deleting "agreements" in the first line of Section 3(b)(iv) and inserting "Encumbrances" in place thereof;

	(iii)	deleting "Mining Properties" in the second line of Section 3(b)(iv) and inserting "Bellekeno Mining Properties and the Onek Mining Properties" in place thereof;

	(iv)	inserting the following after Section 3(c)(iii):

"(iv)

Silver Wheaton shall have received a certificate of a senior officer of each Existing Alexco Entity, in form and substance satisfactory to Silver Wheaton, acting reasonably, listing all of the Encumbrances registered against title to the Mining Properties other than the Bellekeno Mining Properties and the Onek Mining Properties, and Silver Wheaton shall be satisfied, acting reasonably, that none of such Encumbrances will limit, restrict or impair (1) the Owners from performing, fulfilling and satisfying their covenants and obligations under this Agreement, or (2) Silver Wheaton from enforcing its rights and remedies under this Agreement or any of the Silver Wheaton Security Agreements; ";

	(v)	inserting the following after Section 3(d)(x):

"(xi)

(A) ARCC shall not own any Project Assets, other than Mining Properties, and shall have executed and delivered a new Security Agreement which grants a security interest in favour of Silver Wheaton in all present and after-acquired property of ARCC or ARCC shall not own any Project Assets, shall have transferred all of the Project Assets which it previously owned to a new wholly-owned subsidiary of Alexco (the "New Subsidiary") and the New

Subsidiary shall have executed and delivered a new Security Agreement in favour of Silver Wheaton which grants a security interest in all present and after-acquired property of the New Subsidiary; (B) the shareholders (the "New Shareholders") of the Person (the "New Debtor") executing and delivering the new Security Agreement to Silver Wheaton pursuant to (A) above shall have executed and delivered a Share Pledge Agreement granting a security interest, subject to Prior Ranking Permitted Encumbrances, in all Shares of the New Debtor now or hereafter held by the New Shareholders; (C) the Owners shall have caused the New Debtor and the New Shareholders to make all such registrations, filings and recordings, and do all such other acts and things as may be necessary or advisable, to create, perfect or preserve the security interests purporting to be created by the new Security Agreement and the new Share Pledge Agreement and to have such security interests rank prior to all other Encumbrances on the Project Assets or the Shares of the New Debtor, other than Prior Ranking Permitted Encumbrances; (D) if the New Subsidiary is the New Debtor, the Owners and the New Debtor shall have entered into, such agreements with Silver Wheaton as may be required for the New Debtor to stand in the place and stead of ARCC under the Silver Purchase Agreement and all other agreements executed and delivered by ARCC to Silver Wheaton in connection therewith (such agreements, the "Novation Agreements" shall be in form and substance satisfactory to Silver Wheaton, acting reasonably and shall, among other things, release ARCC and Silver Wheaton from their obligations to each other under the Silver Purchase Agreement); (E) an opinion of legal counsel to the New Debtor and the New Shareholder, in form and substance satisfactory to Silver Wheaton, acting reasonably, shall have been delivered to Silver Wheaton, in respect of the Novation Agreements, the new Security Agreement and the new Share Pledge Agreement (such opinions shall be consistent with the opinions delivered to Silver Wheaton pursuant to Section 3(b)(vii) in respect of the Silver Purchase Agreement and previous Silver Wheaton Security Agreements)."; and

(vi)	deleting "(with the Targeted Completion Date being read as the Outside Completion Date)" in the fourth and fifth lines of Section 3(e)(i).

(c)	Section 4. Reporting Requirements

inserting the following after Section 4(c):

		"(d)	[PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]."

(d)	Section 16. Security

inserting the following after Section 16(g):

	"(h)	Any obligation of any Owner to Silver Wheaton under any existing or future agreements entered into in connection with this agreement shall be deemed to be an obligation of the Owners under this Agreement and shall be secured by the Silver Wheaton Security Agreements."

(e)	Section 19(a)(xvi). Representations

deleting "all the personal property assets and chattels used in connection with the Mining Properties" and inserting "Project Assets" in place thereof.

(f)	Section 20. Events of Default and Remedies

(i) deleting "and" at the end of Section 20(a)(xiii), (ii) deleting the "." at the end of Section 20(a)(xiv) and (iii) inserting a ";" in place thereof; and inserting the following after Section 20(a)(xiv):

		"(xv)	except in respect of a Remediation Completion Termination, the Subsidiary Agreement is terminated, without the prior written consent of Silver Wheaton;

(xvi)

any Persons, other than the Owners or ERDC and the New Subsidiary, in the event that ARCC transfers any Project Assets to the New Subsidiary, own any Project Assets, without the prior written consent of Silver Wheaton; and

(xvii)

the Owners or Alexco fail to perform any of their obligations under Section 4(d) of this Agreement, as and when required, or a Default (as defined in the Subsidiary Agreement) has occurred and is continuing under the Subsidiary Agreement;";

(g)	Section 21. General Provisions

inserting the following after Section 21(t):

	"(u)	[PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]."; and

(h)	Schedule A1. Mining Properties – Mineral Rights

deleting “ERDC” in the owner column in Schedule “A1” for mining claims Alex 17, Alex 18, Alex 19, Alex 20 and Alex 70 and inserting “ARCC” in place thereof.

4.	Section 3(f) of the Existing Silver Purchase Agreement

For the purposes of Section 3(f) of the Existing Silver Purchase Agreement, the amount of Payments otherwise required to be expended to finance the Initial Project shall be reduced by the amount of funds Alexco or the Owners actually expend on costs reasonably attributable to the Initial Project between October 24, 2008 and the date of payment of the First Tranche, subject to the requirement that Alexco and the Owners first provide evidence satisfactory to Silver Wheaton, acting reasonably, of such expended amount.

5.	No Other Amendments

Except as otherwise expressly provided herein, the Original Silver Purchase Agreement shall continue in full force and effect, unamended.

6.	Successors, Assigns and Governing Law

This agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties under the Original Silver Purchase Agreement, as amended hereby, and shall be governed by and construed in accordance with the laws of British Columbia.

7.	Execution in Counterpart

This agreement may be executed and delivered in any combination of original and faxed signed counterparts, all of which taken together shall constitute one and the same original agreement, effective the date hereof.

ELSA RECLAMATION &
	ALEXCO RESOURCE CORP.		DEVELOPMENT COMPANY LTD.

By	Signed	By	Signed
	Authorized Signing Officer		Authorized Signing Officer

ALEXCO RESOURCE CANADA
	SILVER WHEATON CORP.		CORP.

By	Signed	By	Signed
	Authorized Signing Officer		Authorized Signing Officer